02046834

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JUL 24 2002
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1-10749

P.E.
7/1/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED
JUL 30 2002
THOMSON FINANCIAL

For the month of JULY , 20 02

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F. MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: [signature]
(Signature)*
ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

Date JULY 22, 2002

* Print the name and title of the signing officer under his signature.

Highlights

Second Quarter 2002

During the first half, the unfavorable economic environment affected the Mexican economy in general that lowered the level of activity and, at the same time, negatively impacted the telecommunications industry.

- 286,124 lines were added during the second quarter raising the total to 13,888,245 lines in service, an increase of 9.5% more than the same period of the previous year.
- Line equivalents for data transmission increased 44.1% with an addition of 135,230 services, bringing the total to 1,835,225 services.
- At the end of the second quarter, Internet access accounts increased 33.6% with an addition of 29,733 accounts totaling 1,016,058 Internet access accounts.

Traffic carried through TELMEX's network was affected due to 3 main factors: less consumption from corporate customers, lower growth rhythm of interconnection traffic and penetration in lower income segments.

Relevant figures

(Millions of Mexican pesos with purchasing power as of June, 2002)

	2Q 2002	2Q 2001	% Increase	**6 Months 2002**	6 Months 2001	% Increase
Revenues	26,871	28,459	(5.6)	53,555	55,925	(4.2)
EBITDA	13,888	14,712	(5.6)	28,412	30,656	(7.3)
Operating income	8,997	9,882	(9.0)	18,930	20,535	(7.8)
Net income	3,892	6,793	(42.7)	9,478	13,139	(27.9)
Earnings per share (pesos)*	0.30	0.51	(41.2)	0.73	0.98	(25.5)

* Outstanding shares at the end of each period

Operating results

Local

During the second quarter, 286,124 lines were added, 24.1% more than the first quarter and 6.4% lower the second quarter of 2001. For the six months, 516,666 lines were added, 16.2% lower than the same period of last year. At June 30, 2002, total lines in service were 13,888,245, an annual increase of 9.5%. In the last 12 months, lines with at least one digital service increased 50.3% totaling 3,820,285, reflecting penetration of digital services of 27.5% of lines, 7.5% more than in 2001.

In the second quarter, total call traffic increased 1.4% compared with the first quarter and 0.5% higher than the second quarter of 2001, totaling 6,365 million calls. For the first half, total call traffic rose to 12,640 million, 0.4% more than in the same period of the previous year.

Interconnection traffic rose to 5,229 million minutes, 5.3% higher than the first quarter and 8.6% more than the second

Lines in Service

(millions)



13.9
12.7
11.5
10.3
9.6
J02
J01
J00
J99
J98

quarter of last year. For the six months, interconnection traffic totaled 10,196 million minutes, an increase of 11.9% compared with the same period of 2001.

Long distance

In the second quarter, domestic long distance minutes totaled 3,503 million, 0.2% higher than the first quarter and 1.6% lower than the same period of 2001. For the six months, domestic long distance traffic increased 1.1% totaling 7,000 million minutes.

International long distance traffic is showing a positive trend helped by the increase in incoming traffic, benefited from a reduced settlement rate. International long distance traffic totaled 1,461 million minutes in the second quarter, 17.4% more than in the first quarter and 28.6% higher than the same period of the previous year. For the six months, International long distance traffic rose to 2,706 million minutes, an annual increase of 24.9%.

Data

In the second quarter, the corporate market added 135,230 line equivalents for data transmission, 7.2% higher than the first quarter and 1.9% more than the second quarter of 2001. For the six months, 261,331 line equivalents were added, 5.3% lower than the same period of last year. At June 30, 2002 the company had 1,835,225 line equivalents for data transmission, an annual increase of 44.1%.

During the quarter, 29,733 Internet access accounts were added, 59.4% lower than the first quarter and 46.9% less than the second quarter of the previous year. For the first half, 102,931 access

DLD minutes

(millions)


3,503
3,560
3,002
2,505
2,197
J02
J01
J00
J99
J98

ILD minutes

(millions)


1,461
1,137
1,326
987
1,118
J02
J01
J00
J99
J98

Line equivalents for data transmission

(thousands)


1,835
1,273
721
442
246
J02
J01
J00
J99
J98

Internet access accounts

(thousands)


1,016
760
529
226
79
J02
J01
J00
J99
J98

accounts were added, 18.6% lower than the same period of last year. At June 30, 2002 TELMEX had 1,016,058 Internet access accounts in operation, 33.6% more than in 2001.

Revenues generated by the data transmission business for the second quarter were 2,981 million pesos, 6.0% higher than the first quarter and 1.1% more than the same period of 2001. For the six months, data transmission revenues rose to 5,793 million pesos, 1.9% higher than the same period of the previous year. In the end of the second quarter, the data business contributed 10.8% of TELMEX's total revenues.

TELMEX financial results

In the second quarter, total revenues decreased 5.6% compared with the previous year as a result of lower installations, lower traffic growth rhythm, the reduction of rates in real terms and the reduction of interconnection and settlement rates. For the six months, the decrease was 4.2% compared with the same period of 2001.

During the second quarter, TELMEX continued its efforts to reduce and control operating costs. Cost of sales and services decreased 5.5% compared with the same period of last year. For the six months, cost of sales and services increased 0.3% compared with the same period of 2001. Commercial, administrative and general expenses decreased 12.3% during the quarter as a result of optimizing the company's material resources. From January to June, these expenses have decreased 8.6% compared with the same period of last year.

Operating costs and expenses decreased 3.8% compared with last year's second quarter. If costs related with interconnection, depreciation and amortization were put aside, costs would show a decrease of 8.2% compared with the same period of 2001. For the six months, operating costs decreased 2.2% compared with 2001. If interconnection, depreciation and amortization were eliminates, the decrease in costs would be 3.3%.

Operating income was 9.0% lower than the same period of last year and for the six months it was 7.8% lower than the same period of 2001. EBITDA decreased 5.6% in the second quarter and 7.3% in the six months.

During the second quarter, the exchange rate fluctuated from 9.0243 pesos per dollar in March 2002 to 9.9615 pesos per dollar in June 2002. This variation impacted TELMEX results in 2,571 million pesos due to the net effect of the exchange loss related to 5.650 billion dollars in debt and hedges that limited the effect of the exchange rate in approximately 3.5 billion dollars with a weighted exchange rate of 9.44 pesos per dollar. Net Interest rose to 1,536 million pesos as a result of the reduction in interest rates for the surplus cash in treasury, as well as for swap operations of applied interest rates on 12,450 million pesos, with a weighted rate of 10.7% and maturity in 5 years. Finally, a gain of 604 million pesos was generated in the monetary position and as a result, comprehensive financing cost rose to 3,503 million pesos.

Net income for the second quarter was 3,892 million pesos, 42.7% lower than the same period of last year. For the six months, net income decreased 27.9% compared with the same period of the previous year.

If macroeconomic conditions continue in the currently forecast range, we would expect that the fluctuation in the exchange rate and financing cost will not have the same strong impact in the next quarter as was the case in the second quarter.

Second Quarter 2002

Consolidated statements of income

Income statement

(Millions of Mexican pesos with purchasing power as of June, 2002)

	2Q 2002	2Q 2001	% Inc.	6 Months 2002	6 Months 2001	% Inc.
Operating revenues						
Local	12,884	13,476	(4.4)	25,584	26,644	(4.0)
Domestic long distance	6,875	7,501	(8.3)	13,809	14,704	(6.1)
International long distance	2,452	2,566	(4.4)	4,863	4,855	0.2
Interconnection	3,663	3,861	(5.1)	7,315	7,638	(4.2)
Other	997	1,055	(5.5)	1,984	2,084	(4.8)
Total	**26,871**	**28,459**	**(5.6)**	**53,555**	**55,925**	**(4.2)**
Operating costs and expenses						
Cost of sales and services	6,286	6,651	(5.5)	12,137	12,098	0.3
Commercial, administrative and general	3,883	4,429	(12.3)	7,543	8,250	(8.6)
Interconnection	2,814	2,667	5.5	5,463	4,921	11.0
Depreciation and amortization	4,891	4,830	1.3	9,482	10,121	(6.3)
Total	**17,874**	**18,577**	**(3.8)**	**34,625**	**35,390**	**(2.2)**
Operating income	**8,997**	**9,882**	**(9.0)**	**18,930**	**20,535**	**(7.8)**
Comprehensive financing cost						
Net interest	1,536	1,159	32.5	2,557	2,600	(1.7)
Exchange loss (gain), net	2,571	(1,732)	(248.4)	2,820	(2,148)	(231.3)
Monetary effect	(604)	(657)	(8.1)	(1,405)	(1,103)	27.4
Total	**3,503**	**(1,230)**	**(384.8)**	**3,972**	**(651)**	**(710.1)**
Income before tax and employee Profit sharing	**5,494**	**11,112**	**(50.6)**	**14,958**	**21,186**	**(29.4)**
Provisions for income tax and employee Profit sharing	1,551	4,163	(62.7)	5,363	7,794	(31.2)
Income before equity in results of affiliates	**3,943**	**6,949**	**(43.3)**	**9,595**	**13,392**	**(28.4)**
Equity in results of affiliates	(51)	(156)	(67.3)	(117)	(253)	(53.8)
Net income	**3,892**	**6,793**	**(42.7)**	**9,478**	**13,139**	**(27.9)**
EBITDA	**13,888**	**14,712**	**(5.6)**	**28,412**	**30,656**	**(7.3)**
EBITDA margin	**51.7%**	**51.7%**	**0.0**	**53.1%**	**54.8%**	**(1.7)**
Operating margin	**33.5%**	**34.7%**	**(1.2)**	**35.3%**	**36.7%**	**(1.4)**

Second Quarter 2002

Balance sheet

(Millions of Mexican pesos with purchasing power as of June, 2002)

	June 2002	June 2001
Assets		
Cash an short-term investments	11,482	5,704
Other current assets	23,460	26,011
Plant, property and equipment, net	117,695	111,404
Inventories	1,737	2,015
Licenses	607	745
Other assets	1,209	2,988
Intangible assets	7,075	8,819
Total assets	**163,265**	**157,686**
Liabilities and stockholders´ equity		
Current portion of long term debt	8,059	23,793
Other current liabilities	16,968	17,221
Long term debt	59,408	45,664
Labor obligations	4,723	6,533
Deferred taxed	13,115	10,933
Deferred credits	865	977
Total liabilities	**103,138**	**105,121**
Stockholders´ equity	**60,127**	**52,565**
Total liabilities and stockholders´ equity	**163,265**	**157,686**

Shares Outstanding at June 30, 2002: 13,029,228,431
Exchange rate as of June 30, 2002: 9.9615 pesos per dollar

Local service business

Pro forma statements of income

(Millions of Mexican pesos with purchasing power as of June, 2002)

	2Q 2002	2Q 2001	% Inc.	6 Months 2002	6 Months 2001	% Inc.
Operating revenues						
Access, rent and measured service	12,847	13,439	(4.4)	25,609	26,703	(4.1)
Recovery of LADA special projects	423	399	6.0	809	806	0.4
LADA interconnection	812	969	(16.2)	1,550	1,955	(20.7)
Interconnection with operators	158	356	(55.6)	361	853	(57.7)
Interconnection with cellular companies	3,486	3,511	(0.7)	6,938	6,793	2.1
Others	1,913	1,814	5.5	3,564	3,444	3.5
Total	**19,639**	**20,488**	**(4.1)**	**38,831**	**40,554**	**(4.2)**
Operating costs and expenses						
Cost of sales and services	4,407	4,772	(7.6)	8,556	8,447	1.3
Commercial, administrative and general	3,302	3,306	(0.1)	6,503	6,539	(0.6)
Interconnection	2,735	2,663	2.7	5,382	4,905	9.7
Depreciation and amortization	3,290	3,367	(2.3)	6,440	7,070	(8.9)
Total	**13,734**	**14,108**	**(2.7)**	**26,881**	**26,961**	**(0.3)**
Operating income	**5,905**	**6,380**	**(7.4)**	**11,950**	**13,593**	**(12.1)**
EBITDA	**9,195**	**9,747**	**(5.7)**	**18,390**	**20,663**	**(11.0)**
EBITDA margin	**46.8%**	**47.6%**	**(0.8)**	**47.4%**	**51.0%**	**(3.6)**
Operating margin	**30.1%**	**31.1%**	**(1.1)**	**30.8%**	**33.5%**	**(2.7)**

Comments on local service financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the second quarter decreased 4.1%, compared with the same period of the previous year. The decrease in revenues was mainly due to lower dynamics in local traffic, the reduction of interconnection rates and the depreciation of local rates in real terms. The growth of 9.5% in lines in service, 0.5% growth in local traffic and 8.6% growth in interconnection traffic with telecommunications operators, especially from calling party pays partially offset the tariff effect.

Operating costs and expenses decreased 2.7% compared with the second quarter of 2000. This decrease was due to the 7.6% reduction of cost of sales and services and 0.1% reduction in commercial, administrative and general. These costs were partially offset by the increase in costs related to interconnection and the increase in salaries and benefits.

EBITDA and operating income decreased 5.7% and 7.4%, respectively each totaling 9,195 and 5,905 million pesos. For the six months, operating income decreased 12.1% and EBITDA decreased 11.0%.

Long distance business

Pro forma statements of income

(Millions of Mexican pesos with purchasing power as of June, 2002)

	2Q 2002	2Q 2001	% Inc.	6 Months 2002	6 Months 2001	% Inc.
Operating revenues						
Domestic long distance	3,898	4,582	(14.9)	8,060	9,013	(10.6)
International long distance	1,998	2,249	(11.2)	4,023	4,177	(3.7)
Total	**5,896**	**6,831**	**(13.7)**	**12,083**	**13,190**	**(8.4)**
Operating costs and expenses						
Cost of sales and services	1,161	1,092	6.3	2,183	1,958	11.5
Commercial, administrative and general	1,203	1,238	(2.8)	2,329	2,402	(3.0)
Interconnection to the local network	777	932	(16.6)	1,481	1,879	(21.2)
Cost of LADA special projects	411	388	5.9	787	784	0.4
Depreciation and amortization	634	546	16.1	1,181	1,161	1.7
Total	**4,186**	**4,196**	**(0.2)**	**7,961**	**8,184**	**(2.7)**
Operating income	**1,710**	**2,635**	**(35.1)**	**4,122**	**5,006**	**(17.7)**
EBITDA	**2,344**	**3,181**	**(26.3)**	**5,303**	**6,167**	**(14.0)**
EBITDA margin	**39.8%**	**46.6%**	**(6.8)**	**43.9%**	**46.8%**	**(2.9)**
Operating margin	**29.0%**	**38.6%**	**(9.6)**	**34.1%**	**38.0%**	**(3.8)**

Comments on long distance financial results

The long distance income statement, prepared in accordance with accounting separation principles shows that long distance revenues had an annual decrease of 13.7% in the second quarter. The decrease in revenues was due to a lower volume of domestic long distance traffic, the reduction of long distance rates in real terms and the decrease of the settlement rate. Partially offsetting these negative effects was the higher volume of international long distance traffic.

Operating costs and expenses decreased 0.2% compared with the same period of last year. This reduction is the result of the decrease in commercial, administrative and general expenses as well as for the decrease in costs of local interconnection, partially offset by the increase in cost of sales and services. LADA special projects and depreciation and amortization charges.

EBITDA decreased 26.3% and operating income decreased 35.1% in the second quarter totaling 2,344 and 1,710 million pesos, respectively. For the six months, operating income decreased 17.7% and EBITDA decreased 14.0%.

This press release contains forward-looking statements that involve inherent risk uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements.

Teléfonos de México, S.A. de C.V. (http//www.telmex.com)
Dirección de Finanzas y Administración - Relaciones con Inversionistas
Parque Via 198-701, 06599 México, D.F. Tels. (52 55) 5703 3990, 5222 54 62 Fax (52 55) 5545 5550, 5592 3777 e-mail ri@telmex.com

TELMEX

TELEFONOS DE MEXICO, S. A. DE C. V.

July 19, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 19, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $15'181,528.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

July 18, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 18, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $15'405,085.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

July 17, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 17, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $15'025,900.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

July 16, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 16, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 986,000 class "L" shares of Telmex at an aggregate price of $14'772,565.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

July 15, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on July 15, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 998,000 class "L" shares of Telmex at an aggregate price of $14'922,427.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer